KWESST PROVIDES CONTEXT ON SPECIAL SHAREHOLDER MEETING

SCHEDULED ON MARCH 31 IN CONNECTION WITH A PROPOSED

SHARE CONSOLIDATION

OTTAWA, ON MARCH 18, 2025 - KWESST Micro Systems Inc. (NASDAQ: KWE and KWESW, TSXV: KWE and KWE.WT.U) ("KWESST" or the "Company") announces that it has filed notice of a meeting of shareholders, a management information circular, and related documents (collectively, the "Meeting Materials") to convene a special meeting (the "Meeting") of shareholders. The Meeting will take place on March 31, 2025 at 4:00 pm (Eastern Time). Copies of the Meeting Materials are available for review under the profile for the Company on SEDAR+ (www.sedarplus.ca) and on KWESST's website (https://kwesst.com).

The Meeting has been convened to seek shareholder approval of a resolution (the "Consolidation Resolution"), authorizing, if deemed advisable by the board of directors, the consolidation of the issued and outstanding Common Shares of the Company on the basis of one share for a maximum of every twenty-five (25) Common Shares issued and outstanding (the "Share Consolidation").

By way of background to the Share Consolidation, on May 16, 2024, the Company received a notification letter (the "Notification Letter") from the Nasdaq Stock Market ("Nasdaq") advising the Company that it was not in compliance with Nasdaq Listing Rule 5550(a)(2), as the bid price of the Company's Common Shares on Nasdaq had closed at less than US$1.00 per share for 30 consecutive business days (the "Minimum Bid Price Requirement"). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided with 180 calendar days from the date of the Notification Letter, or until November 12, 2024, to regain compliance with the Minimum Bid Price Requirement.

On October 23, 2024, the Company completed a consolidation of its issued and outstanding common shares on the basis of ten (10) pre-consolidation shares for each one (1) post-consolidation share. On November 13, 2024, the Company received a letter from Nasdaq, notifying the Company that it was eligible for an additional 180 calendar day period, or until May 12, 2025, to regain compliance with the Minimum Bid Price Requirement.

Accordingly, Shareholders will be asked to approve a resolution authorizing the Share Consolidation in order to regain compliance with the Minimum Bid Price Requirement. In order to be adopted, the Consolidation Resolution must be approved by the majority of the votes cast by the holders of the Common Shares, either present in person or represented by proxy at the Meeting.

If the Consolidation Resolution is not adopted by the Shareholders, there may be serious, adverse effects on the Company and the Shareholders, notably the delisting from Nasdaq if the Common Shares continue to trade below the requisite US$1.00 per share price needed to maintain the Nasdaq listing in accordance with the Minimum Bid Price Requirement. The Nasdaq does not provide any additional extension periods to regain compliance after the expiry of the first extension on May 12, 2025. Please consult the Meeting Materials for additional information in this regard.

The Company believes that the Consolidation is in the best interests of shareholders as it will allow the Company to ensure continued compliance with Nasdaq's Minimum Bid Price Requirements.

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK.  The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada with representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact:

David Luxton, Chairman: luxton@kwesst.com

Sean Homuth, President and CEO: homuth@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com 587.225.2599

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release includes certain statements that may be deemed "forward-looking statements" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "intends", "believes", "proposed", or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", or "will" be taken, occur or be achieved. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include: the anticipated positive effects of shareholder approval to the Consolidation Resolution and the ability of KWESST to maintain compliance with regulatory requirements following the Consolidation, notably the Mininum Bid Price Requirement; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.